Mail Stop 3561

July 9, 2009

Zhuangyi Wang
Chief Executive Officer
QKL Stores Inc.
c/o Paracorp Incorporated
40 E. Division Street, Suite A
Dover, Delaware 19901

>   **Re: QKL Stores Inc.**
>   **Amendment No. 8 to Registration Statement on Form S-1**
>   **Filed June 23, 2009**
>   **File No. 333-150800**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed April 14, 2009**
>   **Form 10-Q for Quarterly Period Ended March 31, 2009**
>   **Filed May 15, 2009**
>   **File No. 033-10893**

Dear Mr. Wang:

        We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Amendment No. 8 to Registration Statement on Form S-1
Risk Factors, page 3

1. In the fourth risk factor on page 12 you state that you identified a material weakness in your internal control over financial reporting. Please revise to state that you also identified a material weakness in your disclosure controls and procedures as you state in your Form 10-K for the fiscal year ended December 31, 2008. Please also revise to discuss in greater detail the nature of the material weakness.

Business, page 34
Competition, page 46
Our Competitors – Domestic Supermarkets, page 46

2. Please provide the source for your statements in the third and fifth paragraphs on page 47 regarding total asset and sales revenue information for certain of your competitors.

Financial Statements, page 88

3. Please revise to refer to the updated financial statements included.

Unaudited Consolidated Financial Statements – as of March 31, 2009 and 2008
General

4. Please revise the interim financial statements and related disclosures as applicable to comply with comments issued on the audited financial statements as of December 31, 2008 and the year then ended.

Notes to Unaudited Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-9
(m) Cash and cash equivalents, page F-15

5. Generally only investments with original maturities of three months or less qualify as cash equivalents. Refer to SFAS 95, paragraph 8. Your disclosure here as well as on page F-70 states investments purchased with original maturities of nine months or less are cash equivalents. Please tell us and revise your disclosure to clarify how your policy complies with generally accepted accounting policies. Alternatively, please revise your financial statements and related disclosures to present cash and cash equivalents comprised of investments with original maturities of three months or less.

Audited Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-37
(i) Goodwill, page F-42

6. Disclose the date in which you test goodwill for impairment. Refer to paragraph 26 of SFAS 142.

Note 17. Commitments and Contingencies, page F-56

7. We note your disclosure that you could be required to repurchase any shares purchased by investors as a result of the power point presentation, plus statutory interest. Please expand your disclosure to give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Note 20. Acquisitions, page F-58

8. Revise your disclosure on the consolidated balance sheets to present on a separate line item the $18.9 million in goodwill as required by paragraph 43 of SFAS 142.

9. Please expand your disclosure to describe the factors that contributed to purchase prices resulting in the recognition of goodwill and disclose the periods for which the results of operations are included in the statement of operations. Refer to SFAS 141, paragraph 51 (b) and (c).

10. We note you have included pro forma information for your acquisition of Hulunbeier Huahui Department Store Co., Ltd. Please tell us why you have not included supplemental information on a pro forma basis for the other acquisitions which appear material in the aggregate or revise as appropriate. Refer to SFAS 141, paragraphs 54 and 55.

Exhibit Index

11. Please file as Exhibit 23 the consent of the independent registered accountant for the audit report dated June 8, 2009 on page F-78 relating to the financial statements of Hulunbeier Huahui Department Store Co., Ltd.

Form 10-K for Fiscal Year Ended December 31, 2008
Item 9A. Controls and Procedures

12. We note that you determined that both your disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2008. Please revise your filing to disclose in greater detail the nature of the material weakness identified in your disclosure. For example, you disclose an effect of the material weakness, that certain acquisitions were not timely reported in your filings, but you do not indicate why this occurred. Please also revise to disclose:

   - when the material weakness was identified,

   - by whom it was identified,

   - when the material weakness first began, and

   - the specific steps that the company has taken, if any, to remediate the material weakness.

   In this regard, please ensure that your revisions address your risk factor disclosure on page 40 discussing the material weaknesses identified by your independent registered public accounting firm.

Form 10-Q for the Quarterly Period Ended March 31, 2009
Item 4. Controls and Procedures, page 43

13. We note your disclosure on page 43 that you determined your disclosure controls and procedures were effective as of March 31, 2009 and that you made no changes to your internal control over financial reporting. In light of your disclosure in your Form 10-K for the fiscal year ended December 31, 2008 that neither your disclosure controls and procedures nor your internal control over financial reporting were effective, please discuss the following:

- The factors that your chief executive officer and chief financial officer considered in concluding that the Company's disclosure controls and procedures were effective as of March 31, 2009; and

- How your disclosure controls and procedures were determined to be effective considering your late filing of a Form 8-K on June 23, 2009 disclosing the completion of an acquisition as of December 5, 2008.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna DiSilvio, Review Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Darren Ofsink, Esq.
       Guzov Ofsink LLC
       Facsimile No. (212) 688-7273